EPR Properties
909 Walnut Street, Suite 200
Kansas City, MO 64106
(816) 472-1700
Via EDGAR Transmission

May 20, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Shannon Sobotka, Staff Accountant, Office of Real Estate & Commodities

Re:	EPR Properties
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Form 10-Q for the Period Ended March 31, 2016
Filed April 29, 2016
File No. 001-13561

Dear Ms. Sobotka:
Set forth below is the response of EPR Properties (the "Company", "we", "us" or "our"), to the comment letter, dated May 11, 2016 (the "Comment Letter"), of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filings of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff's comment from the Comment Letter in bold typeface followed by the Company's response thereto. The headings and numbered paragraph in this letter correspond to the headings and numbered paragraph in the Comment Letter.

Form 10-Q for the period ended March 31, 2016

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA, page 43

1.
We note your definition of EBITDA. Please note that measures calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized as EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. Please consider including the adjustments labeled loan financing or payoff, equity in income from joint ventures, gain on sale of real estate and preferred dividend requirements in your calculation of adjusted EBITDA in future filings.

Reference is also made to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In response to the Staff's comment, the Company confirms that in future filings it will not use the term EBITDA to describe measures that are calculated differently from EBITDA as described in Exchange Act Release No. 47226 and Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, and that the Company will properly define and reconcile the Adjusted EBITDA measure used by management.

Subject to future developments which may occur, we intend to revise our disclosure of this measure in future filings as follows:
Adjusted EBITDA
Management uses Adjusted EBITDA in its analysis of the performance of the business and operations of the Company. Management believes Adjusted EBITDA is useful to investors because it excludes various items that management believes are not indicative of operating performance, and that it is an informative measure to use in computing various financial ratios to evaluate the Company. We define Adjusted EBITDA as net income available to common shareholders excluding costs associated with loan refinancing or payoff, interest expense (net), depreciation and amortization, equity in (income) loss from joint ventures, (gain) loss on the sale of real estate, income tax expense (benefit), preferred dividend requirements, the effect of non-cash impairment charges, retirement severance expense, the provision for loan losses and transaction costs (benefits), and which is then multiplied by four to get an annual amount.

Our method of calculating Adjusted EBITDA may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. Adjusted EBITDA is not a measure of performance under GAAP, does not represent cash generated from operations as defined by GAAP and is not indicative of cash available to fund all cash needs, including distributions. This measure should not be considered as an alternative to net income for the purpose of evaluating the Company’s performance or to cash flows as a measure of liquidity.

Subject to future developments which may occur, we intend to provide a reconciliation of this measure in future filings as follows:

	Three Months Ended March 31,
	2016	2015
Adjusted EBITDA:
Net income available to common shareholders of EPR Properties	$48,228	$36,869
Costs associated with loan refinancing or payoff	552	—
Interest expense, net	23,289	18,587
Depreciation and amortization	25,955	19,355
Equity in income from joint ventures	(212)	(164)
Gain on sale of real estate	—	(23,924)
Income tax expense (benefit)	(144)	8,426
Preferred dividend requirements	5,952	5,952
Retirement severance expense	—	18,578
Transaction costs	444	1,606
Adjusted EBITDA (for the quarter)	$104,064	$85,285

Adjusted EBITDA (1)	$416,256	$341,140

(1) Adjusted EBITDA for the quarter is multiplied by four to calculate an annual amount.

Any other remaining references to EBITDA will be deleted.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned at (816) 472-1700, or Scott Gootee, our outside securities counsel, at (816) 691-3263, if you have any questions regarding this submission.

Very truly yours,
EPR PROPERTIES
/s/ Mark A. Peterson
Mark A. Peterson
Executive Vice President, Chief Financial Officer and Treasurer

cc:    Gregory K. Silvers
President and Chief Executive Officer
EPR Properties
Craig L. Evans
Senior Vice President - General Counsel and Corporate Security
EPR Properties
Tonya M. Mater
Vice President and Chief Accounting Officer
EPR Properties
Scott Gootee
Stinson Leonard Street LLP